July 29, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Terence O’Brien
Accounting Branch Chief

RE:	Industrial Services of America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 28, 2011
File No. 000-20979

Dear Mr. O’Brien:

In response to your letter, we have reviewed your comments and plan to file an amended 10-K and revise future filings as discussed below.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 2

1.	In future filings, please disclose your methods of distribution in accordance with Item 101(h)(4)(ii) of Regulation S-K.

Response: In future filings, we will add the following sentence to the discussion under Ferrous Scrap Sales and to Non-Ferrous Scrap Sales: “We deliver all scrap ourselves or using third party carriers via truck, railcar, and/or barge. Some customers choose to send their own delivery trucks. These trucks are weighed and loaded at one of our sites based on the sales order.”

2.

We note your disclosure on page five regarding the $1.3 million asset purchase agreement with Industrial Logistic Services, LLC. On page 24 of your Proxy Statement, we note your disclosure regarding the same asset purchase agreement except that you state the asset purchase amount was $1.8 million. Please revise as necessary in future filings.

Response: In future filings, we will change the amount in the Proxy Statement to $1,300,000.

3.	In future filings, please disclose your methods of competition for your waste service operations. See Item 101(h)(4)(iv) of Regulation S-K.

Response: In future filings, we will revise the first sentence of the first paragraph on page 7 as follows: “Along with positioning ourselves to efficiently service our customers, our management services division methods of competition include offering our clients competitive pricing, superior customer service and industry expertise.”

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

Properties, page 10

4.	In future filings please provide more detail regarding the character of your properties and disclose the industry segment using each property. See Item 102 of Regulation S-K.

Response: In future filings, we will add segment and acreage information for each property to the table. Also, we will add a sentence after table as follows: “These properties total 63.287 acres, which provides adequate space necessary to perform administrative and retail operation processes and store inventory. All facilities are well-maintained and insured. We do not expect any major land or building additions will be needed to increase capacity in the foreseeable future for our operations.”

Legal Proceedings, page 11

5.	In future filings, please disclose the relief sought in each legal proceeding. See Item 103 of Regulation S-K.

Response: In future filings, we will add the relief sought in each legal proceeding.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 13

Liquidity and Capital Resources, page 14

6.	In future filings, please disclose whether you are in compliance with the covenants associated with your Credit Agreement with Fifth Third Bank.

Response: In future filings, we will add “As of (report date), we were in compliance with all covenants,” as appropriate, after listing the covenants.

7.

On page 15 you disclose the required covenants in your Credit Agreement; however you did not provide your actual results. Given that you have significant outstanding debt as of December 31, 2010, in future filings please disclose your actual results so that an investor can assess the headroom between the required covenant and your actual results. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response: In future filings, we will add debt covenant calculation results after the sentence above as follows: “For the year ended December 31, 2010, our ratio of debt to adjusted EBITDA was 2.54, our ratio of adjusted EBITDA to aggregate cash payments of interest expense and scheduled principal payments was 4.15, and our capital expenditures totaled $3,972,460.”

8.	In future filings please disclose the amounts available to you under your credit facilities without causing you to breach a covenant.

Response: In future filings, we will add amounts available under credit facilities without causing breach of covenants after above sentence as follows: “As of December 31, 2010, we have

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

available $4,511,123 under our existing credit facilities that we can use without causing a breach in these covenants.”

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 18

9.

You disclose Recycling revenue increased 94.8% from 2009 to 2010 due to a 33.9% increase in the volume of stainless steel shipments, a 96.8% increase in the volume of ferrous shipments and a 5.2% increase in the volume of nonferrous shipments. In future filings please identify the underlying factors contributing to material changes in your results of operations. For example, your disclosure does not identify the economic events that caused the 96.8% increase in the volume of ferrous shipments (i.e. increase in customers, additional contract with existing customer, etc). Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response: In future filings, we will provide more specific economic and operational detail (i.e., increases in customers or contracts, the effect of scrap pricing trends, or increased sales of higher priced metals, etc.) which relate to increases or decreases in revenue.

10.

We note total cost of goods sold as a percentage of total revenue increased from 88.8% for the year ended December 31, 2009 to 92.0% for the same period in 2010. In future filings please provide a robust analysis of the contributing factors for this change. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response: In future filings, we will provide deeper analysis of contributing factors for changes in Cost of Goods Sold as a percentage of revenue (i.e., an increase or decrease in metal prices, or an increase or decrease in the cost of direct labor).

Contractual Obligations, page 21

11.

In future filings, please clarify whether you include your interest commitments under your interest-bearing debt and interest rate swaps in your contractual obligation table. Refer to footnote 46 to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 303(a)(5) of Regulation S-K.

Response: In future filings, we will add a sentence after the table as follows, “All interest commitments under interest-bearing debt are included in this table, excluding the interest rate swaps, for which changes in value are accounted for in other comprehensive income.”

Controls and Procedures, page 29

12.

In future filings, please do not replace “specified” with “specific” when stating the definition of disclosure controls and procedures. This comment also applies to your disclosure controls and procedures disclosure in your Form 10-Q for the quarter ended March 31, 2011.

Response: In future filings, we will correct “specific” with “specified.”

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

Internal Control Over Financial Reporting, page 30

13.

We note that your definition of internal control over financial reporting does not conform to the definition contained in Exchange Act Rule 13a-15(f). In future filings please revise your definition accordingly or simply state your effectiveness conclusions without including a definition.

Response: In future filings, we will describe our process as follows: “Our internal control over financial reporting includes the process designed by, or under the supervision of, our CEO and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that…”

Changes to Internal Control Over Financial Reporting, page 30

14.

We note your statement “With the exception noted below, there were no changes in ISA’s internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, ISA’s internal control over financial reporting.” In view of the changes that you disclose elsewhere, this statement appears to be inappropriate. In future filings, please revise your disclosure to conclude, if true, that there were changes in your internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: In the amended 10-K, we will delete the reference to “the exception noted below,” as the change referenced occurred in the fourth quarter of 2009 and therefore did not apply for the 2010 10-K.

Index to Exhibits, page 34

15.

In future filings where you list exhibits that have been previously filed and do not refile them with the instant filing, please incorporate those exhibits by reference to the specific filing and exhibit number. Additionally, it appears that you have not filed all the schedules and exhibits to the Credit Agreement dated July 30, 2010, which you filed with your Form 10-Q for the quarter ended June 30, 2010. If these schedules and exhibits have been previously filed, please advise as to where they were filed, otherwise, please file the full credit agreement, including all schedules and exhibits, in your next Exchange Act filing.

Response: In future filings, we will add the specific filing and exhibit number for each previously filed item. Also, in our next filing, we will file the full credit agreement, including all schedules and exhibits, to the Credit Agreement dated July 30, 2010.

16.

It appears that you did not file the First Amendment to the Credit Agreement dated November 15, 2010 or the Promissory Note with Fifth Third Bank for $1.3 million dated October 19, 2010 with your Form 10-K. Please advise us as to whether these agreements have been filed previously with

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

another Exchange Act report or file them, with all schedules and exhibits, in your next Exchange Act filing. Alternatively, please advise us as to why you are not required to file them.

Response: In our next filing, we will file the First Amendment and Promissory Note.

Report of Independent Registered Public Accounting Firm, page 1

17.

Please request that your auditors issue a revised report that includes a reference to the related consolidated financial statements schedule in the introductory paragraph of their report. Please include the revise report in an amendment to your 2010 Form 10-K, including updated 302 and 906 certifications that should reference the amendment form and include an updated date.

Response: In an amended Form 10-K, our auditors will provide the requested revised report and we will update dates on certifications.

Property and Equipment, page 10

18.	In future filings please disclose the amount of depreciation expense recognized in cost of sales and general and administrative expense for each period presented in addition to the most recent period.

Response: In future filings, we will include disclosure of depreciation expense recognized in cost of sales and administrative expense for each period presented along with the most recent period.

Note 11 – Legal Proceedings, page 30

19.

In future filings please disclose an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. If you are unable to provide an estimate of the reasonably possible loss in excess of accrual, please provide us with a comprehensive explanation, as we note that the litigation will be in the middle of trial for your next periodic report. Refer to ASC 450-20-50-3, 4, 5 for guidance.

Response: In future filings, we will disclose an estimate of the possible loss or range of loss in excess of accrual, or state that such an estimate cannot be made with a comprehensive explanation.

Note 15 – Selected Quarterly Financial Data (Unaudited), page 38

20.	In future filings please disclose gross profit for each quarter within the two most recent fiscal years. Refer to Section Item 302(A) (1) of Regulation S-X for guidance.

Response: In future filings, we will include gross profit for each quarter within the two most recent fiscal years.

21.

We note that quarterly sales increased by 164% for the quarter ended December 31, 2010 as compared to the same quarter in 2009. Further the variability in revenues between quarters for fiscal year 2010 as compared to the quarters for fiscal year 2009 is different. In future filings, please include disclosures, here or in MD&A, for material disposals and extraordinary, unusual

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

or infrequently occurring items recognized in the fourth quarter of the fiscal years presented, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Please refer to Item 302(A)(2) of Regulation S-K for guidance.

Response: In future filings, we will include disclosures for material variability in revenues between fiscal year quarters.

Note 13 – Purchase of Inventory, Fixed Assets, and Intangible Assets of Venture Metals, LLC, Page 34

22.	Please address each of the following items related to your transactions with Venture Metals.

•

Please provide us with an explanation as to how your accounting for the varying components that comprise Venture Metals complies with the authoritative literature. Your explanation should include specific references to the FASB ASC that supports your accounting. Your explanation should include an analysis as to when you obtained control over Venture Metals, including your percentage of ownership at the point you gained control. In this regard, we note that you filed Article 3-05 financial statements for Venture Metals within the Form 8-K required timeframe based on your acquisition of Venture Metals’ inventories on January 13, 2009. As such, it would appear as though you determined you gained control of Venture Metals on January 13, 2009. Please refer to ASC 805, ASC 810-10-45-22 – 45-24, and Example 1 in ASC 810-10-55-4B for guidance.

Response:

On January 13, 2009, we entered into an inventory purchase agreement with Venture Metals, LLC (“Venture”). The total purchase price of the inventory purchase was $9,109,059. We determined the purchase price based on market pricing, primarily through a website known as metalprices.com. We verified the weight by taking a physical inventory of all material located at 3409 Campground Road, Louisville, Kentucky. The purchase price was paid in two installments. We paid one cash installment of $8,846,794 on January 13, 2009 and the other cash installment of $262,265 on February 10, 2009.

On February 18, 2009, we entered into a lease agreement with Venture to lease all fixed assets located at 3409 Camp Ground Road, Louisville, Kentucky. We agreed to pay rent in the amount of $15,000 per month commencing March 1, 2009 and ending February 28, 2011, with a pro rata amount to be paid for the period from February 11, 2009 through February 28, 2009. The lease granted us an option to purchase the fixed assets at any time during the term of the lease. On April 13, 2009, we exercised the option to purchase the fixed assets for a purchase price of $1,498,885 less the rent installments of $30,000 paid through April 13, 2009.

In mid-January 2009, we hired approximately 20 employees of Venture.

The purchase of the inventory and the fixed assets and the hiring of the majority of the employees constituted a business combination as described in 810-10-55-4 through 55-9. Accordingly, we made the necessary filings in a timely manner. However, we had not obtained control of Venture as we did not have any financial interest, voting interest or shares in Venture as described in 810-

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

10-15-8. Further, we held no variable financial interest in Venture; therefore, Venture was not considered for consolidation under the criteria in ASC 810-10-15-13 through 15-17.

We did not acquire any ownership interests of Venture as described in ASC 810-10-45-22 through 45-24, but we did adjust the purchase price allocation for the fixed assets in 2009. As a result of an equipment appraisal performed by an independent appraiser that was completed October 30, 2009, we decreased the value of fixed assets by $474,301 to $1,024,584. The amount of $474,301 was recorded as an increase to goodwill.

•	Please tell us and disclose in future filings how you accounted for acquisition costs. Please refer to ASC 805-10-25-23 for guidance.

Response: Acquisition costs were immaterial and were expensed as incurred as described in ASC 805-10-25-23; therefore, these costs and their accounting will not be disclosed in future filings.

•

Please confirm to us and clarify your disclosures in future filings that any adjustments made to provisional amounts are based on new information obtained about the facts and circumstances that existed as of the acquisition date, as defined in ASC 805-10-20. Please also confirm that any adjustments made have been retroactively retrospectively adjusted. Please refer to ASC 805-10-25-13 – 25-19 for guidance.

Response: We confirm and will clarify our disclosures in future filings that any adjustments made to provisional amounts are based on new information obtained about the facts and circumstances that existed as of the acquisition date, as defined in ASC 805-10-20. We did adjust the provisional amounts recorded to fixed assets in year 2009. Per an equipment appraisal (as of the acquisition date) performed by an independent appraiser that was completed October 30, 2009, we decreased the value of fixed assets by $474,301 to $1,024,584. The amount of $474,301 was recorded as an increase to goodwill. The adjustment was not retroactively retrospectively recorded as the effect was immaterial.

•

We note that with the acquisition of certain intangible assets on July 1, 2010, you also agreed to pay contingent consideration to Venture’s former owners. We further note your disclosure that Messrs. Jones and Valentine were employees at the time of the negotiation of the contingent consideration. Finally, we note that the contingent consideration resulted in an adjustment to Messrs. Jones and Valentine’s employment agreements. Please provide us with a comprehensive explanation as to how you determined that the additional shares to be issued to Messrs. Jones and Valentine based on the satisfaction of the RONA criteria is contingent consideration that is to be accounted for in accordance with ASC 805 rather than compensation expense in accordance with ASC 718. Please ensure your explanation provides us with specific references to the authoritative literature supporting your accounting. As part of your explanation, please provide us with a comprehensive explanation as to what the RONA criteria required to be met is. Please also help us understand the timing of the negotiation of the contingent consideration in relation to the acquisition of Venture Metals. To the extent that you are able to demonstrate that the contingent consideration is appropriately accounted for in accordance with ASC 805, please

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

provide us with a comprehensive understanding as to how you estimated the fair value. Please refer to ASC 805-10-55-24 – 55-26 and ASC 805-10-55-34 – 55-36 for guidance.

Response:

On July 1, 2010, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with the two members of Venture Metals, LLC (“Venture”), Steve Jones (“Jones”), the Company’s Vice President of Operations -- ISA Alloys and Jeffrey Valentine (“Valentine”), the Company’s General Manager of ISA Alloys. The assets in this purchase agreement included the trade name “Venture Metals, LLC”, customer and supplier relationships and a five-year non-compete with Venture, Jones and Valentine.

We previously purchased the inventory and fixed assets, and hired the majority of the employees of Venture as of January 13, 2009, but we understood that the original owners of Venture could resign from the Company and begin competing against us in the future if we did not purchase the name of Venture, the customer and supplier list, and a five-year non-compete agreement.

Venture had a strong relationship with a very large customer which is the largest stainless steel recycler in the country. Venture generated approximately 95% of their annual revenue through this customer. Venture had supplier relationships with over 100 stainless steel providers throughout the country. Accordingly, on July 1, 2010, we entered into a non-compete agreement between us and Venture which prevents Venture from competing with us for a period of five years from July 1, 2010 within 100 miles of any geographical area where we do business, which includes our largest customer. The 2010 agreement also provides that Jones and Valentine cannot approach our largest customer for a period of five years beginning July 1, 2010. Combined with the other intangibles, the non-compete agreements triggered completion of a business combination on July 1, 2010, and gave us control of the remainder of the Venture business relevant to our operations as of such date.

In other words, the 2009 and 2010 acquisitions each represented a distinct business (per ASC 805-10-55-4 through 9) that should be recorded as business combinations. The 2010 acquisition was negotiated and closed beyond one year from the 2009 acquisition. Each of the acquisitions were separately negotiated and valued at arms’ length. We do not and have never had a financial interest or non-controlling interest in Venture.

We had a valuation of the intangible assets (as of the acquisition date) completed by an independent valuation company. This valuation was completed in the second quarter of 2011. The final valuation validated that the amounts we initially recorded were materially correct and no adjustments were necessary.

In our 2010 Form 10-K, we recorded $4,800,000 for customer/supplier relationships, $730,000 for the Venture’s trade name, and $620,000 for the non-compete agreement. These amounts were based on ranges presented by the independent valuation company. There were no adjustments recorded after the valuation report was completed in 2011.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

In consideration for the transfer of the trade name, customer/supplier relationships and the entry into the non-compete agreement, we issued 300,000 shares of ISA common stock on July 1, 2010.

Additional consideration for the purchase of the intangible assets could include up to 750,000 shares of our common stock if all contingencies are met based on the Company’s achievement of return on net asset (“RONA”) criteria of $9,280,000.

The stock price of the common stock on the date of the agreement, July 1, 2010, was $10.41 per share and the total we booked to intangible assets and goodwill for this transaction was $10,423,008. Based on an internal estimation, we have calculated our percentage of probability of issuance of all shares to be 95.4%. Based on this percentage, we booked $6,150,000 to intangible assets as broken out above and the difference of $4,273,000 was booked to goodwill.

We booked the probable issuance of shares within the equity section based on ASC 815-40-25-1b, shown below. Based on ASC 815-40-25-2a, cited below, we only provided Venture with a choice of stock. There is no possibility of net cash settlement.

25-1 The initial balance sheet classification of contracts within the scope of this Sub topic generally is based on the concept that:

a. Contracts that require net cash settlement are assets or liabilities.

b. Contracts that require settlement in shares are equity instruments.

25-2 Further, an entity shall observe both of the following:

a. If the contract provides the counterparty with a choice of net cash settlement or settlement in shares, this Subtopic assumes net cash settlement.

b. If the contract provides the entity with a choice of net cash settlement or settlement in shares, this Subtopic assumes settlement in shares.

The Company must achieve a RONA of $9,280,000 each year before we are required to issue the entire 90,000 shares of ISA common stock to Jones and Valentine each year. If an amount less than $9,280,000 is achieved in a certain year, then, based on a sliding scale, a decreased amount of shares would be issued. The RONA will be measured for each of years 2010, 2011, 2012, 2013 and 2014.

We must achieve a RONA of $9,280,000 on average for the five-year period including years 2010, 2011, 2012, 2013 and 2014, before we are required to issue the remaining 300,000 shares of ISA common stock to Venture. If RONA is less than $9,280,000 as an average return for the five-year period, then, based on a sliding scale, a decreased amount of shares would be issued.

In accordance with ASC 805-10-55-24 through 55-26 and ASC 805-10-55-34 through 55-36, this purchase agreement could be classified as a contingent consideration arrangement or compensation expense. We believe on the basis of the facts we have presented below using the guidance referenced in ASC 805-10-55-24 through 55-26 that it is properly classified as a contingent consideration arrangement, as demonstrated based on the factors set forth below.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

a. Continuing employment:

Jones and Valentine are no longer employees of our Company. Jones and Valentine are still eligible to receive shares from the asset purchase agreement.

b. Duration of continuing employment:

The employment contracts of Jones and Valentine began on July 1, 2010 and had a term of five years. The contingent consideration was not dependent on the employment contracts as evidenced by the fact that they no longer are employees of the company, but are still eligible to receive the shares in the future. The asset purchase agreement began July 1, 2010 and will run a period of five years. Since Jones and Valentine are no longer employees of our Company, the period of employment does not coincide with and is not longer than the contingent payment period.

c. Level of compensation:

Jones and Valentine were each paid $200,000 annually, a salary that is standard for their positions within the industry of purchasing and selling stainless steel. After Jones left in December 2010, his replacement (who had similar qualifications) was paid $200,000 annually as well.

d. Incremental payments to employees:

Jones and Valentine were the only two individuals involved in the transaction. They each became employees of the Company and each qualifies for an equal amount of the incremental payment relating to the transaction contingent upon the Company’s achievement of the RONA criteria.

e. Number of shares owned:

Jones and Valentine did not own any interest in Venture after the purchase of the intangibles and remained as key employees of ISA after the purchase.

f. Linkage to the valuation:

The independent valuation established that the low end of the range of the value of the intangibles was $6,030,000. The initial consideration was 300,000 shares of ISA common stock with a value of $10.41 as of July 1, 2010 for a total of $3,123,000. The maximum value of the contingent payment of the 750,000 shares of stock is $7,807,500 (750,000 x $10.41 per share as of July 1, 2010). We recorded a total of $6,150,000 to intangibles and $4,273,000 to goodwill based on the valuation ranges. No adjustments to the recorded amounts were necessary based on the completion of the valuation in 2011. The contingent payment formula is based on the achievement of a certain return on net assets each year before we are required to issue any additional shares of ISA common stock to Jones and Valentine.

g. Formula for determining consideration:

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

The formula divides operating income by net fixed assets of the Company at the end of the year to get the RONA percentage. If the RONA percentage is at least 20%, then 25% (22,500 shares) would be issued. The formula contains a sliding scale of approximately 6%. Accordingly, if the RONA percentage is 32%, then 100% of 90,000 shares would be issued.

h. Other agreements and issues.

The non-compete agreement was part of the 2010 asset purchase agreement. We do not believe there are any other agreements and/or issues that would indicate that contingent payments are attributable to something other than consideration.

•

On page 36 you disclose that on April 12, 2010 you paid Venture $1,348,942 for commissions earned and accrued in 2009. Please tell us and disclose in future filings how you accounted for this payment. Please also provide a more comprehensive explanation as to what this amount represents.

Response: As described in our 8-K dated June 1, 2009, paragraphs 4 and 9, commissions of 15% of segment profit minus direct SGA expenses was to be paid to Jones and Valentine. The 15% commissions were calculated and expensed monthly during the year 2009. The payment of $1,348,942 was made to Venture for the benefit of Messers. Jones and Valentine on April 12, 2010.

•	In future filings, please provide all of the disclosures required by ASC 805-10-50, 805-20-50, 805-30-50. Please provide us with the disclosures you intend to include in future filings.

Response: Based on the previous responses, we believe the disclosures as presented are adequate. We will include the disclosures in future filings as necessary.

•

In future filings, please provide all of the disclosures required by ASC 810 regarding noncontrolling interest and the acquisition of noncontrolling interest subsequent to when control was obtained. Please provide us with the disclosures you intend to include in future filings.

Response: We do not have a non-controlling interest as previously discussed.

•

In future filings, please provide critical accounting policy disclosure regarding the methods and material assumptions made to estimate the fair value of the assets and liabilities of Venture Metals at the acquisition date. ASC 805-20 provides guidance on the recognition and measurement of assets acquired, liabilities assumed, and noncontrolling interest. Please provide us with the disclosures you intend to include in future filings.

Response:

We had a valuation of the intangible assets completed by an independent valuation company. This valuation was completed in the second quarter of 2011. The final valuation validated that the amounts we initially recorded were materially correct and no adjustments will be recorded.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

Per our 2010 Form 10-K, we recorded $4,800,000 for customer/supplier relationships, $730,000 for Venture’s trade name, and $620,000 for the non-compete agreement. These amounts were based on ranges presented by an independent valuation company. There were no adjustments made after the valuation report was completed.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Financial Condition at March 31, 2011 compared to December 31, 2010, page 19

23.

We note from page 24 that your inventories over 90 days as of March 31, 2011 has more than doubled since December 31, 2010. In future filings please provide a discussion and analysis that explains and quantifies the underlying reasons for material changes in your inventory aging. For material increases in the over 90 days inventory, please ensure your disclosure and analysis addresses why you believe the inventory is recoverable. Refer to Sections 501.04 and 501.13 of the Financial Reporting Codification for guidance.

Response: In future filings, we will provide a discussion and analysis that explains and quantifies the underlying reasons for material changes in our inventory aging; for material increases in the over 90 days inventory, we will ensure the disclosure and analysis addresses why we believe the inventory is recoverable.

Unregistered Sales of Equity Securities and Use of Proceeds, page 28

24.	Please tell us why you did not disclose the sale of unregistered securities on July 1, 2010 in your Form 10-K for the fiscal year ended December 31, 2010.

Response: The information related to these securities was included in Notes 6 and 13; however, it was not included under Part II, Item 5. In the amended 10-K, we will include the following section under Part II, Item 5:

Unregistered sales of equity securities and use of proceeds

The following is a sale of unregistered securities that occurred during the fiscal year ended December 31, 2010 or subsequently, that was not previously disclosed in a quarterly report on Form 10-Q or in a current report on Form 8-K.

On July 1, 2010, we issued 300,000 shares of our common stock to Venture Metals, LLC (“Venture”), a company owned by Messers. Jones and Valentine, employees at the time of the transaction, in exchange for the Venture customer list and name, Venture’s execution of a non-compete agreement, and Venture’s agreement to cause Mr. Jones and Mr. Valentine to provide the company with non-compete agreements. The issuance of shares to Venture was exempt under Section 4(2) of the Securities Act of 1933, as amended, because it: (1) did not involve a public offering and was made without general solicitation or advertising; and (2) Venture previously represented to us that it is an “accredited investor”, and that the securities were acquired for investment purposes only and not with a view to, or for resale in connection with, any distribution thereof.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

Index to Exhibits, page 31

25.

It appears that you did not include Schedule A to Exhibit 10.2, Loan and Security Agreement and that you did not include Exhibit A to Exhibit 10.3, First Amendment to Credit Agreement dated April 14, 2011 when you filed these exhibits with your Form 10-Q. If this schedule and exhibit were previously filed, please advise as to where they were filed, otherwise, please file the full agreement, including all schedules and exhibits, in your next Exchange Act filing.

Response: Schedule A to Exhibit 10.2 was filed with Exhibit 10.1, Promissory Note, dated April 12, 2011, in the amount of $226,855 payable to Fifth Third Bank. In our next filing, we will file Exhibit A of the First Amendment to Credit Agreement.

Definitive Proxy Statement on Schedule 14A

General

26.	In future filings, please file the proxy card with your proxy statement. Refer to Exchange Act Rule 14a-6.

Response: In future filings, we will include the proxy card with our proxy statement.

Voting Securities

27.

In future filings, revise the ownership table to attribute ownership of the shares held by spouses to the corresponding officers or directors. Refer to Securities Act Release No. 33-4819 (“a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”).

Response: In future filings, we will revise the ownership table to reflect ownership of the shares held by spouses to the corresponding officers/directors.

Executive Compensation Discussion and Analysis, page 11

General

28.

In future filings please move the list and biographies of the named executive officers and significant employees on page 13 and the Equity Compensation Plan Table on page 15 so that they do not appear in the middle of the Executive Compensation Section.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

Response: In future filings, we will move the list and biographies of the named executive officers and significant employees and the Equity Compensation Plan Table out of the middle of the Executive Compensation Section.

Summary Compensation Table, page 11

29.

In footnote 1 to your Summary Compensation Table, we note that you include rent paid to K&R in the compensation paid to Mr. Kletter. Please advise us why you have included rent in Mr. Kletter’s compensation as the Summary Compensation Table is designed to reflect the compensation committee’s decisions with respect to executive compensation in a particular year. Please advise and revise your disclosure as necessary in future filings.

Response: In our next proxy, we will exclude rent paid to K&R from Mr. Kletter’s compensation in the Summary Compensation Table. We will reference this rent in the footnote, referring readers to the related party section where the lease agreement and rent are discussed in more detail.

30.

We note your discussion of Mr. Donaghy’s stock awards in footnote 2 to the Summary Compensation Table. Please confirm, if true, that the amounts disclosed in the Stock Awards column represent the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718. Please comply with this comment in future filings.

Response: In future filings, we will disclose amounts in the Stock Awards column using the aggregate grant date fair value calculated in accordance with FASB Topic 718. Please see our revised Summary Compensation Table attached.

31.

In future filings, please disclose the assumptions made in the valuation of Mr. Donaghy’s stock awards. Refer to Instruction No. 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Additionally, based on your disclosure regarding Mr. Donaghy’s employment agreement on page 17, it appears that some or all of these stock awards are subject to certain performance conditions. If so, in future filings, please report the value at the grant date based upon the probable outcome of such conditions. Refer to Instruction No. 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Finally, for each grant of stock options and stock awards, in future filings, please disclose the material terms of each grant. Refer to Item 402(o)(4) of Regulation S-K. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: Please see our revised 2010 Summary Compensation Table attached. In future filings, we will follow this disclosure format.

32.

On page 12, we note your statement that you issued 60,500 shares of common stock as performance-based awards in 2010. We further note on page 15 that you issued 60,000 shares of common stock to management relating to the year ended December 31, 2010. Please tell us whether any of these shares were issued to your named executive officers based on corporate or individual performance and if so, where these shares are reflected in the Summary Compensation Table.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

Response: Mr. Donaghy earned 30,000 shares as a performance-based award (based on 2009 EBITDA exceeding $4.5 million). The shares were paid on June 8, 2010 at $9.51 per share. These shares are disclosed in the Summary Compensation Table under the Stock Awards column for 2009. During 2010, he received a non-performance based bonus of 12,000 shares of stock, which were paid March 12, 2010 at $6.47 per share. He also earned 45,000 additional shares as a performance-based award relating to achievement of certain EBITDA and RONA targets in 2010 (30,000 shares for 2010 EBITDA over $4.5 million and 15,000 shares for 2010 RONA over 32%), which were paid on January 3, 2011 at $12.28 per share. These share awards are disclosed in the Summary Compensation Table under the Stock Awards column for 2010. The other shares were given to employees other than named executives.

33.

We note your disclosure on page 14 regarding the Management Incentive Plan. Please tell us whether you made any awards to the named executive officers pursuant to these plans as the Summary Compensation Table does not list any awards in the Non-Equity Incentive Plan Compensation column. In future filings, if you award compensation pursuant to the Management Incentive Plan, please provide disclosure consistent with Item 402(o)(5) of Regulation S-K.

Response: No awards were given to the named executive officers pursuant to these plans in 2010. Mr. Donaghy would have qualified, however he accepted a lesser cash bonus of $325,000. See our revised Summary Compensation Table and related footnotes. In future filings, we will include any awards paid under these plans in the appropriate column of the table along with appropriate terms and calculation disclosures.

Executive Employment Agreement with Brian Donaghy, page 17

34.

We note that you increased Mr. Donaghy’s annual base salary to $200,000 beginning January 1, 2009. However, we note that Mr. Donaghy’s base salary for 2010 was $280,000. In future filings, please disclose all amendments to the employment agreement providing for increases in Mr. Donaghy’s base salary.

Response: Mr. Donaghy’s base salary for 2010 was $200,000. Please see the revised 2010 Summary Compensation Table attached. In order to pay taxes through the payroll system for the 12,000 share stock bonus award to Mr. Donaghy, the value of these awards was entered into the system under his salary. In our filing, the amount for these shares was inadvertently included in the table twice, once under the Salary column and once under the Stock Awards column. We will provide correct amounts in future filings.

35.

We note that Mr. Donaghy’s amended executive employment agreement entitled him to a bonus based as a Level 1 employee under the Management Incentive Plan and a bonus as a Level 1 employee based on satisfaction of the criteria under the Executive Incentive Plan. In future filings please provide more detail regarding these bonuses, including how Mr. Donaghy would achieve these bonuses and the payouts associated with them. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: Although Mr. Donaghy achieved the RONA levels necessary to receive bonuses under these plans, no awards were paid to him or other named executives under these plans in 2010. See the revised 2010 Summary Compensation Table and related footnotes for Mr. Donaghy’s

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

eligible amounts earned under these plans. The MIP is described on page 14 of the Proxy. We are cancelling these plans. In future filings, we will add the applicable information relating to any new plan(s) implemented. Additional disclosure for the current year relating to these plans would be as follows:

Executive Incentive Plan (EIP):

The President and Chief Operating Officer, the Chief Administrative Officer, and the Vice-President of Operations – ISA Alloys will participate in the EIP. The EIP is designed to motivate participants to achieve business goals and provide financial incentives when the company and business areas meet or exceed the EIP goals and targets. The 2010 EIP target requires the Company to achieve a return on net assets (“RONA”) percentage of 31% in 2009, or approximately $9,000,000. The payout rate will be calculated based on a three-year average RONA (using 2010 actual results and 2011 and 2012 estimated results) divided by the target three-year RONA total. The actual payout amount will be calculated by multiplying the payout rate by the executive’s annual base salary. Executives will be able to choose whether the award will be paid in cash, stock, or a combination of the two; however, it is expected that executives will choose the cash option. We will pay these bonuses as soon as possible after year end.

Mr. Donaghy was eligible for a cash bonus of $399,090 under each of the MIP and EIP plans, for a total of $798,180 due to achieving a RONA of 47.93%. He accepted a lesser cash bonus of $325,000 instead.

36.

We note that you listed Steve Jones as a named executive officer and filed his employment agreement as Exhibit 10.12 to your Form 10-K, but that you did not summarize the terms of his employment agreement in this section. In future filings please summarize the material terms of the employment agreements for all your named executive officers. See Item 402(o)(1) of Regulation S-K. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: Mr. Jones is no longer employed by the company and was not as of year-end, so future filings will not contain any information regarding his employment agreement. We will include in future filings the summaries of any other employment agreements with named executives. Mr. Jones’ employment agreement would have been summarized as follows:

Executive Employment Agreement with Steve Jones:
          In January 2009, we hired Steve Jones as an employee in conjunction with the acquisition of certain assets of Venture Metals, LLC (“Venture”), of which Mr. Jones was a 50% owner. We named Mr. Jones Vice President of Operations – ISA Alloys and entered into an executive employment agreement with him for an initial term commencing on June 1, 2009 and ending on May 31, 2014. If neither party provided a notice of nonrenewal more than ninety days prior to the expiration of the Initial Term or any Renewal Term, the terms of the agreement would have been extended for an additional one year period, commencing on June 1, 2014. The executive employment agreement stipulated that Mr. Jones would receive a base salary of $3,846.15 per week or $199,992 annually. Mr. Jones was entitled to participate in all medical and hospitalization, group life insurance, retirement, and any and all other welfare and fringe plan benefits. We also provided Mr. Jones with a term life insurance policy with a death benefit not to exceed $50,000.00. Mr. Jones was also entitled to a maximum of two weeks paid vacation during each calendar year and to reimbursement of reasonable business expenses incurred. We also provided Mr. Jones with a monthly car payment allowance the amount of which did not exceed $700

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011

per month, which Mr. Jones used to acquire an automobile he selected with our concurrence. Additionally, during the initial term of the original agreement or any subsequent renewal term, Mr. Jones had the right to receive an annual performance bonus in cash equal to seven and one-half percent (7.5%) of the amount determined, for each fiscal year of the Company during the Initial Term, by (i) the Segment profit of ISA Alloys (the “Alloys Segment Profit”) minus (ii) the product of (a) the selling, general and administrative expenses under the Other category, times (b) the percentage determined by dividing the Alloys Segment Profit by the Segment profit under the Segment Totals category, all as reflected in the Segment Information note of the Notes to Consolidated Financial Statements as contained in the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, commencing with the Annual Report on Form 10-K to be filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2009; provided that he had completed a minimum of eleven (11) consecutive months of employment with the Company, which Mr. Jones had satisfied.

          In connection with the purchase of Venture’s intangible assets, Mr. Jones had agreed to renegotiate his employment agreement with us. Accordingly, we entered into an amended executive employment agreement effective July 1, 2010, which extended the initial term of our employment agreement with Mr. Jones through June 15, 2015. Other changes in the amended executive employment agreement entitled Mr. Jones to the following: (i) a bonus based as a Level 1 employee under the Management Incentive Plan (the “MIP”), dated July 1, 2010, for calendar year 2010 provided he remained employed by the Company during the entirety of calendar year 2010; (ii) a bonus as a Level 1 employee based on satisfaction of the criteria under the Executive Incentive Plan (the “EIP”) dated July 1, 2010 provided he remained employed by the Company during the entirety of calendar year 2010; (iii) a bonus up to forty-five thousand (45,000) shares of the Company’s common stock per annum commencing in 2011 for calendar year 2010, and thereafter in 2012, 2013, 2014, 2015 and 2016 for calendar years 2011, 2012, 2013, 2014 and 2015, respectively, resulting in a maximum of two hundred and twenty-five thousand (225,000) shares of the Company common stock over the initial term (but in no event greater than 45,000 shares in any one calendar year) based on satisfaction of the return on net assets (“RONA”) criteria set forth in an Exhibit included in the employment agreement; (iv) a bonus up to two hundred and twenty-five thousand (225,000) shares of the Company’s common stock over the Initial Term based on satisfaction of the 5 year (2010-2014) average return on net assets (“RONA”) criteria set forth in an Exhibit included in the employment agreement; (v) a maximum of three weeks paid vacation; (vi) a monthly car allowance which would not exceed $1,000; and (vii) a term life insurance policy with a death benefit not to exceed $1,000,000. The annual bonus of a cash payment equal to 7.5% of the amount determined for each fiscal year of the segment profit of ISA Alloys minus selling, general and administrative expenses applicable to the ISA Alloys segment contained in the current employment agreement was eliminated in the amended agreement.

          Mr. Jones’ employment was terminated in December with cause. His employment agreement provided that cause includes such things as Mr. Jones’ failing or refusing to follow the legal instructions or resolutions of the Board of Directors, his failing or refusing to follow the legal instructions of the Chief Executive Officer or President of the Company, his absenteeism from the Company in violation of the terms and conditions of the Agreement, his violation of any term or condition of this Agreement, his violation of any securities law (federal or state) during the term of this Agreement, his breach of Executive’s duty of loyalty or fulfilling duty to the Company, his failure to act in accordance with the terms of the Company handbook in all material respects; or his commission of any felony or misdemeanor involving moral turpitude. We paid him his accrued base salary through the termination date, including any employee benefits that he was entitled to receive on that date.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011
Page 18 of 22

Outstanding Equity Awards at Fiscal Year-End 2010, page 19

37.

In footnote 2 to the Summary Compensation Table, we note that Mr. Donaghy received a stock award of 12,000 shares during 2010; however, this award does not appear to be reflected in the Outstanding Equity Awards Table. Please advise and if necessary, revise your disclosure in future filings. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: Mr. Donaghy received the 12,000 shares of stock in March, 2010. The shares had vested and were therefore not considered outstanding awards as of December 31, 2010. The table and disclosures relating to these shares would not change.

38.

Pursuant to Instruction No. 2 to Item 402(p)(2) of Regulation S-K, in future filings, please disclose the vesting dates in a footnote to the Outstanding Equity Awards Table. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: In future filings, we will add a vesting schedule to footnote 2 as follows:

“The vesting dates for these awards are as follows:
45,000 shares – December 31, 2011
45, 000 shares – December 31, 2012
45, 000 shares – December 31, 2013
270,000 shares – December 31, 2014
15,000 shares – December 31, 2015
450,000 shares total”

39.

Based on your disclosure in the Outstanding Equity Awards Table and your disclosure on page 17, it appears that the compensation committee decided to make several long-term stock awards to Mr. Donaghy in 2010. However, the amount reported in the Summary Compensation Table in the Stock Awards column does not appear to be the aggregate grant day fair value of these awards. The Summary Compensation Table should reflect the compensation decisions made by the compensation committee in each fiscal year. Refer to Release No. 33-9089 (Dec. 16, 2009). Please also refer to Regulation S-K Compliance Disclosure and Interpretation 119.24, available in the Division of Corporation Finance website. Please advise and revise as necessary in future filings. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: These shares are subject to future performance conditions, which are not considered probable at this point. Please see our revised 2010 Summary Compensation Table and Outstanding Equity Awards Table attached. In future filings, we will follow this disclosure format.

Please contact Alan Schroering at (502) 214-3710 or Karin Jackson at (502) 214-7235 if you have additional questions or need clarification relating to any response.

Sincerely,

Alan Schroering, CFO
Industrial Services of America, Inc.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011
Page 19 of 22

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

The following table summarizes the compensation awarded to, paid to, or earned by our principal executive officer, the two most highly compensated executive officers other than our principal executive officer, and one individual who served as an executive officer during the year, but not at the end of the year:

2010 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)		Total ($)

Harry Kletter	2010	$-	$-	$-		$-	$-		$-	$427,828	(1)	$427,828
CEO	2009	-	-	-		-	-		-	240,000	(1)	240,000
Brian Donaghy
President and	2010	200,000	-	614,490	(2)	-	325,000	(2)	-	30,212	(3)	5,079,682
COO	2009	200,050	-	183,000	(2)	-	-		-	22,873	(3)	486,623
Jim Wiseman	2010	143,700	40,000	-		-	-		-	18,056	(4)	201,756
Vice President	2009	136,500	40,000	-		-	-		-	21,631	(4)	198,131
Steve Jones
Vice President	2010	199,992	-	-		-	-		-	23,983	(5)	223,975
– ISA Alloys	2009	192,300	-	-		-	-		-	6,453	(5)	198,753

(1) Although Mr. Kletter did not receive any compensation directly from us, he received $420,000 in 2010 and $240,000 in 2009 in the form of consulting fees as the sole member of K & R. An amount of $7,828 is also included in this total and reflects Mr. Kletter’s personal use of our company vehicle during the calendar year 2010.

Mr. Kletter also received rental fees of $582,000 in 2010 and 2009 as sole member of K&R, the lessor of our facilities. These fees are not included in the table above. A description of Mr. Kletter’s compensation is under Certain Relationships and Related Transactions with respect to the K & R lease term.

(2) During 2009 Mr. Donaghy received a performance based award of 15,000 shares based on 2008 EBITDA exceeding $4.5 million. The grant date fair value of $7.14 per share was based on the assumption that the 2008 EBITDA target was probable. These shares were paid at the then current market price of $3.20 per share, totaling $48,000. As of December 31, 2009, Mr. Donaghy earned an additional performance based award of 30,000 shares based on 2009 EBITDA exceeding $4.5 million. The grant date fair value of $3.80 per share was based on the assumption that the 2009 EBITDA target was probable. These shares were subsequently paid on June 8, 2010 at $9.51 per share, totaling $285,300. During 2010, Mr. Donaghy received a non-performance based bonus of 12,000 shares valued at the then current market price of $6.47 per share, totaling $77,640. As of December 31, 2010, Mr. Donaghy earned additional performance based awards of 30,000 shares based on 2010 EBITDA exceeding $4.5 million and 15,000 shares based on 2010 RONA exceeding 32%. The grant date values of $11.93 per share were

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011
Page 20 of 22

based upon the assumptions that the target 2010 EBITDA and RONA were probable. These shares were subsequently paid on January 3, 2011 at $12.28 per share, totaling $552,600. Additional performance based awards granted in 2010 in conjunction with the amended employment agreement, include (i) a bonus up to 15,000 shares per year for calendar years 2011 through 2015 based on achieving the target RONA, and (ii) a bonus up to 225,000 shares based on achieving the target average 5 year (2010 – 2014) RONA. These shares are subject to future performance conditions, which are not considered probable. The value of these awards at the grant date assuming the highest level of performance conditions will be achieved is $3,579,000. ISA stock is unregistered; therefore, recipients are subject to a six-month holding period by the recipient prior to selling or transferring. In 2010 Mr. Donaghy also qualified for cash awards under the MIP and EIP, which would have totaled $798,180; however, we did not implement these plans and are in the process of cancelling them. Mr. Donaghy accepted $325,000 as a cash bonus instead. The stock award amounts in the table reflect the aggregate grant date fair value of stock awards computed in accordance with ASC Topic 718.

(3) These amounts reflect our contribution to the 401(k) plan, the automobile allowance in the amount of $1,000 per month, and the cost of health, dental, life, STD, and LTD benefits paid by the company of $16,520 and $10,873 in 2010 and 2009, respectively.

(4) These amounts reflect our contribution to the 401(k) plan, the automobile allowance, and the cost of health, dental, life, STD, and LTD benefits paid by the company of $13,449 and $12,017 in 2010 and 2009, respectively.

(5) These amounts reflect our contribution to the 401(k) plan, the automobile allowance in the amount of $700 per month from June, 2009 through June, 2010 and $1,000 per month from July through December, 2010 and the cost of health, dental, life, STD, and LTD benefits paid by the company of $11,553 and $1,553 in 2010 and 2009, respectively.

We issued 60,500 shares of our common stock as awards in 2010, with 30,000 of those shares awarded to Mr. Donaghy based on the satisfaction of the related performance condition. As of April 12, 2011, we have issued 60,600 shares of our common stock as awards in 2011, with 45,000 of those shares awarded to Mr. Donaghy based on satisfaction of the related performance condition.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011
Page 21 of 22

Outstanding Equity Awards at Fiscal Year-End 2010

The following table provides information with respect to outstanding equity awards for each named executive officer as of December 31, 2010.

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Unit or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Harry Kletter CEO	-	-	-	-	-	-	-	-	-
Brian Donaghy (1) (2) President and COO	-	-	-	-	-	-	-	450,000	5,535,000
Jim Wiseman, Vice President	-	-	-	-	-	-	-	-	-
Steve Jones, Vice President – ISA Alloys	-	-	-	-	-	-	-	-	-

(1)

Mr. Donaghy earned 45,000 shares of our common stock as of December 31, 2010 for performance based awards. These shares were subsequently issued on January 3, 2011 at $12.28 per share. These shares are not included in the table above as they vested on December 31, 2010. ISA stock is unregistered; therefore, recipients are subject to a six-month holding period by the recipient prior to selling or transferring.

(2)

Mr. Donaghy has the right to receive (i) 30,000 shares of our common stock per year through 2015 if our EBITDA exceeds $4.5 million for the previous fiscal year pursuant to the original and amended executive employment agreements with him, (ii) 15,000 shares of our common stock per year through 2015 based on satisfaction of the return on net assets (“RONA”) criteria set forth in the April 1, 2010 amended executive employment agreement, and (iii) an additional 225,000 shares of our common stock based on satisfaction of the 5 year (2010 – 2014) average RONA criteria set forth in the April 1, 2010 amended executive employment agreement. As of December 31, 2010, these shares were valued at $12.30 per share, which was the closing per share value that day. ISA stock is unregistered; therefore, recipients are subject to a six-month holding period by the recipient prior to selling or transferring.

Mr. O’Brien
United States Securities and Exchange Commission
July 29, 2011
Page 22 of 22

The vesting dates for the awards presented in the table above are as follows:
45,000 shares – December 31, 2011
45,000 shares – December 31, 2012
45,000 shares – December 31, 2013
270,000 shares – December 31, 2014
45,000 shares – December 31, 2015
450, 000 shares total